Exhibit 99.1

Medigus: Charging Robotics Ltd. Signed a Non-Binding MOU to Distribute its Wireless EV Robotic Charging Pad

Global Automax, an Israeli vehicle importer, will have exclusive distribution rights in Israel and Greece

OMER, Israel, March 16, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, announced today that Charging Robotics Ltd., a wholly owned subsidiary of the company, signed a non-binding MOU with Global Automax Ltd., an Israeli vehicle importer for an exclusive distribution in Israel and Greece. Global Automax will market the wireless robotic charging pad for electric vehicles, once developed by Charging Robotics.

As part of the MOU, Global Automax will pay Charging Robotics a one-time payment of $50,000 for its appointment as an exclusive distributor in Israel and Greece. Additionally, Global Automax will have the option to purchase up to 5% of Charging Robotics’ ordinary shares at a $30 million pre-money valuation on a fully diluted basis, upon completion of Charging Robotics’ first financing round of no less than $1 million. Furthermore, Global Automax will have an additional option to purchase ordinary shares of up to 5% of the amount of shares that Charging Robotics will issue in any subsequent round of no less than $1 million following the first financing round at a price per share to be determined in any such round.

Global Automax, an Israeli private company engaged in parallel import of a variety of leading automobile brands into Israel, will be in charge of obtaining the necessary regulatory approvals and licenses for the import, export and marketing of Charging Robotics products for the relevant territories.

Global Automax has seven sales offices in Israel, a vehicle preparation and licensing facility, logistics centers in Israel and overseas, a license to import spare parts for vehicles and post-sales service network. Medigus was informed that Global Automax sold approximately 3,000 vehicles in 2019, with a turnover of approximately $100 million.

Charging Robotics is developing an on-demand autonomous charging system to be used anywhere, anytime. The wireless charging system being developed is intended to be self-aligning to electric vehicle battery chargers. The state-of-the-art autonomous Wireless Power Transfer (WPT) technology, once developed, is intended to seamlessly and efficiently charge the vehicle upon demand, it will carry the Wireless Power Transfer from a charging station or charging truck, to a customer’s vehicle that needs electric charging.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when it discusses the non-binding MOU signed with Automax that the on-demand autonomous charging system is intended to be used anywhere and anytime, that the WPT technology is intended to seamlessly and efficiently charge the vehicle upon demand, and it will carry the WPT from charging station or charging truck, to a customer’s vehicle that needs electric charging, as well as the planned features and functionality of the Wireless Power Transfer Technology. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom and difficulties arising from the development and manufacture of wireless charging products. The MOU described herein is non-binding and the definitive agreement may not be signed. The parties’ inability to reach a binding agreement may be caused by a myriad of factors, some outside Medigus and Charging Robotics’ control. Nothing in the description herein should be understood or construed as an announcement of completed products or an existing proof of concept. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.